EXHIBIT

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the "40-F") of Entrée Gold Inc. (the "Company") to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to the use of and reference to my name as a Qualified Person for Sections "General Development of the Business, Five Year History", "Description of Business – Lookout Hill Property" and "Interest of Experts" in the Company's Annual Information Form for the year ended December 31, 2008, Effective Date March 26, 2009, and in the 40-F.

Sincerely,

Name: Dean David, M.AusIMM (Membership No. 102351)
Title: Process Consultant
Company: GRD Minproc

Date: March 30, 2009